UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026.

Commission File Number: 001-42008

BW LPG Limited

(Translation of registrant’s name into English)

c/o BW LPG Holding Pte Ltd

10 Pasir Panjang Road,

#17-02 Mapletree Business City, Singapore

117438

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑        Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K

Attached to this Report on Form 6-K as Exhibit 99.1 is the press release of BW LPG Limited (the “Company”), dated August 28, 2026, announcing the Company’s financial results for the second quarter ended June 30, 2026 (“Q2 2026”).

Attached to this Report on Form 6-K as Exhibit 99.2 is the Q2 2026 Interim Financial Report of the Company.

Attached to this Report on Form 6-K as Exhibit 99.3 is the Q2 2026 Earnings Presentation of the Company.

Attached to this Report on Form 6-K as Exhibit 99.4 is the press release of the Company, dated August 28, 2026, announcing key information regarding the Company’s cash dividend for Q2 2026.

The information contained in Exhibit 99.2 to this Report on Form 6-K, except for the sections entitled “Market Update” and “Statements to the Interim Financial Information” of Exhibit 99.2, is hereby incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-280892) that was filed with the U.S. Securities and Exchange Commission effective July 19, 2024 and the Company’s registration statement on Form F-3 (File No. 333-287996) that was filed with the U.S. Securities and Exchange Commission effective June 13, 2025.

DOCUMENTS TO BE FURNISHED AS PART OF THIS FORM 6-K

Exhibit Number	Exhibit Description
99.1	Press release of BW LPG Limited dated August 28, 2026 – Financial Results for Q2 2026
99.2	BW LPG Limited Q2 2026 Interim Financial Report
99.3	BW LPG Limited Q2 2026 Earnings Presentation
99.4	Press release of BW LPG Limited dated August 28, 2026 – Key information relating to the cash dividend for Q2 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BW LPG Limited

By:	/s/ Samantha Xu
Name:	Samantha Xu
Title:	Chief Financial Officer

Date: August 28, 2026